May 11, 2006

Michael Moran
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561

Re:	Maine & Maritimes Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 24, 2006

File Number 333-103749

Dear Mr. Moran,

We are in receipt of your letter addressed to Maine & Maritimes Corporation (the “Company”) dated April 28, 2006. We are providing the following information in response to each of the comments and questions in your letter.

Form 10-K for the year ending December 31, 2005

Table of Contractual Obligations, page 37

1.    Please add interest payments to the table. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, please provide a footnote to the table clearly identifying the excluded item and any additional information that is significant to an understanding of your future cash requirements. See Item 303(a)(5) of Regulation S-K.

We agree adding interest payments to this table would increase the transparency of our cash flows. MAM proposes providing disclosure of fixed rate long-term debt interest obligations in future filings. As the short-term debt balances and interest rates fluctuate, the Company’s future obligation for interest payments on variable rate debt cannot be quantified, and will therefore be omitted from the table and disclosed as such.

Note 1. Accounting Policies, Page 51
Goodwill and Acquired Intangibles, page 55

2.     Based on your disclosure in Note 4, it appears that your reporting units for purposes of goodwill testing may be at the subsidiary level. Please confirm. If this is not the case, please tell us how you have determined your reporting units and the balance of goodwill attributed to each reporting unit as of December 31, 2005. Expand your disclosure to identify the reporting units. See for example Appendix C of SFAS 142.

The Company followed SFAS 142 in determining its reporting units for testing impairment, which is done at a level below the segment level. Paragraph 30 of SFAS 142 defines a reporting unit as “an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of the component.” Based on this definition, the reporting units for the Company were defined as the acquired entities.

The reporting units are the mechanical, electrical and plumbing engineering services offered by The Maricor Group New England (known as RES Engineering when acquired) and the Moncton and Halifax divisions of The Maricor Group, Canada, formerly known as Eastcan Consultants and Morris & Richards Consulting Engineers, respectively. The goodwill attributable to each reporting segment at December 31, 2005, was:

RES Engineering	$2,499,054
Morris & Richards	3,313,586
Eastcan Consultants	561,049

MAM would propose to adjust the disclosures prospectively, and will identify the reporting units in future filings.

3.     Tell us why you believe that no impairment exists as of the end of the year as well as your most recent evaluation date, in light of your disclosures that the unregulated business segments that have been added since 2003 have not been profitable to date.

The mechanical, electrical and plumbing service lines acquired in the acquisitions of RES, Eastcan and M&R were profitable. The losses incurred by the unregulated engineering operating segment were a result of the new products and services lines introduced subsequent to the acquisition, amortization of acquired intangibles and parent company interest expense. The Company had an independent consultant review the assumptions and internal acquisition valuation models and perform the impairment analysis. This analysis showed that no impairment existed as of the testing date, as stated in the Form 10-K.

Depreciation and Amortization, page 58

4.     Tell us the gross balance of computer software held at the TMGC and Maricor Properties as of December 31, 2005. In this regard, we note that your policy of depreciating on a basis equivalent to Canadian tax law provisions while using a different rate for your US entities is inconsistent for US GAAP. Tell us why you have not maintained the same depreciation policy for all entities and recorded the difference related to Canadian tax law as a book to tax difference in your deferred tax calculation.

The gross balance of computer software at TMGC is $50,381. There are no computer software assets at Maricor Properties.

The Company’s general policy on depreciation and amortization for assets is to depreciate them over their useful lives. The policies disclosed in the notes to the financials result in materially consistent depreciation and amortization within the unregulated operations. Further, the useful lives for Canadian tax purposes and US GAAP book purposes for the types of assets owned by Maricor Properties and TMGC are consistent, leading to no book-to-tax timing differences.

Note 5. Investments in Associated Companies, page 70

5.     Tell us and disclose why you believe it is appropriate to account for your investments in Maine Yankee and MEPCO in accordance with APB 18 given your relatively low ownership percentage.

Under paragraph 12 of APB 18, “the equity method tends to be most appropriate if an investment enables the investor to influence the operating or financials decisions of the investee.” Although Maine Public Service Company’s ownership percentage of these entities is relatively low, it does have influence over the operating and financial decisions of these companies through board representation. These are joint owned units managed by the owners. The accounting and disclosure for these entities is consistent with industry practice.

6.     Please advise or revise to provide audited summarized financial information as required by Rule 4-08(g) of Regulation S-X and APB 18, paragraph 20.

We respectfully submit that all relevant disclosures related to Maine Public Service Company’s equity investments in MEPCO and Maine Yankee have been provided, in accordance with paragraph 20 of APB 18. MAM would propose to provide the additional detail on the current vs. non-current nature of the assets of Maine Yankee and MEPCO, in accordance with Rule 4-08(g) of Regulation S-X, on a prospective basis.

Note 6. Short-Term Credit Arrangements, page 72
Note 8. Long-Term Debt, page 75

7.     We note your disclosure on page 38 of your debt retirements and refinancings. Tell us and disclose, if material, any deferred financing costs you wrote-off in connection with this refinancing for both your lines of credit and your long-term debt. Tell us and disclose, if material, what new deferred financing costs were capitalized as well. We may have further comment.

The Company expensed previously deferred financing costs of approximately $9,000 and $65,000 with the refinancing of debt by its regulated and unregulated subsidiaries, respectively. The deferred financing costs for the new debt were $138,000 and $91,000 for the regulated and unregulated subsidiaries, respectively.

8.     Please disclose the restrictions on the payment of dividends and the amount of retained earnings restricted or available. See Rule 4-08(e)(l) of Regulation S-X.

There are no restrictions that limit the payment of dividends by the registrant or that restrict retained earnings.

9.    Further, please advise or provide Schedule I to the extent restricted net assets of the consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed year. Describe the nature of any restrictions on the ability of the subsidiaries to transfer funds to the registrant. See Rule 5-04 of Regulation S-X.

There are restrictions on the amount of net assets which our regulated utility subsidiary can loan or transfer to our holding company. We articulate these on page 39 of our Form 10K. MAM proposes to incorporate the structure of Schedule 1 in future filings.

10.   We note your disclosure of the "certain" financial covenants contained in each of the various debt agreements. Please expand your disclosure to briefly describe the cross-default provisions referred to on page 38.

We will expand the disclosure in future filings to more specifically describe the nature of the cross-default provisions.

Note 10. Benefit Programs, page 78

11.   Tell us and disclose why you believe an expected return of plan assets of 8.5% is appropriate in light of your actual return on assets in prior years.

Each year, management conducts an evaluation of all of the assumptions used in the benefit plan calculations. In doing so, several factors are considered, including advise from our actuary (Diversified Investment Advisors), published studies from independent third parties, discussion with our asset managers and trustee, as well as review from our independent audit firm. We believe that the assumption of a return of 8.5% over time is consistent with the investments we have made.

Note 12. Commitments, Contingencies and Regulatory Matters, page 83

MEPCO - Poly Chlorinated Bi-Phenol Transformers, page 90

12.   Please tell us if the remaining balance related to this ten-year program is accrued as of December 31, 2005.

We have accrued these costs as part of Maine Public Service Company’s “Accrued Removal Obligation” as a liability on the balance sheet.

Item 9A. Controls and Procedures, page 99

13.   Amend your evaluation to discuss your conclusion that the Company's disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and Forms of the SEC.

Additionally, clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Additionally, amend to state, if true, that your disclosure controls and procedures were effective as of the end of the period covered by the report, rather than within 90 days of the filing of the Form 10-K. See Item 307 of Regulation S-K and Exchange Act Rule 13a-15(e).

MAM proposes to adjust this disclosure prospectively, and will incorporate the language above to address the issues identified in your letter.

Exhibits 31.1 and 31.2

14.   Amend your certifications to comply with the revised guidance in our final rule. Please refer to Section III of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

We agree to the changes in the certifications to include the language required by SEC Release No. 33-8238. We would propose to make the changes to the certification language on a prospective basis.

In connection with this response to your comments, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Patrick C. Cannon, Maine & Maritimes Corporation’s General Counsel at (207) 760-2422 should you have any additional questions or comments.

Respectfully,

MAINE & MARITIMES CORPORATION

Michael I. Williams
Senior Vice President, Chief Financial
Officer, Treasurer and Ass’t Secretary